07005828

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Company Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 S. Bayshore Dr., Suite 305
(No. and Street)

Miami (City) FL (State) 33133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. Korth 305-668-8485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 N. Federal Highway, 4th Floor, Fort Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
MAR 2007
151

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. Korth & Company Limited Partnership, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this
26 day of February 2007
by

Signature

Notary's Name Printed Stamped or Typed
Personally Known or produced ID
type of ID produced Notary Public

Signature

Managing Partner

Title

Maria T Montesino
My Commission DD222286
Expires June 12, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. KORTH & COMPANY LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

AND INDEPENDENT AUDITORS' REPORT

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 7, 2007

INDEPENDENT AUDITORS' REPORT

General and Limited Partners
J. W. Korth & Company Limited Partnership

We have audited the accompanying statement of financial condition of J. W. Korth & Company Limited Partnership as of December 31, 2006 and the related statements of income/(loss), changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 34,742
Cash reserved for the exclusive benefit of customers	2,000
Clearing deposit	100,616
Due from clearing brokers	50,458
Securities owned, at fair market value	411,957
Prepaid expense	10,200
TOTAL ASSETS	$609,973

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 6,255
Securities sold, not yet purchased	985
Total Liabilities	7,240
PARTNERS' EQUITY	602,733
TOTAL LIABILITIES AND PARTNERS' EQUITY	$609,973

The accompanying notes are an integral
part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Trading profits	$ 137,938
Commissions	30,614
Unrealized gains/(losses)	(81,157)
Total Revenues	87,395
EXPENSES	
Employee compensation and benefits	194,623
Clearing costs and commissions	64,648
Professional fees	50,178
Communications	23,874
Rent	48,949
Licenses and registrations	12,895
Dues and subscriptions	56,644
Office	13,854
Advertising	15,254
Other	6,302
Total Expenses	487,221
Loss From Operations	(399,826)
OTHER INCOME	
Interest income	49,749
NET LOSS	$ (350,077)

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	General Partner	Limited Partners	Total
Balances – January 1, 2006	$ 864,480	$238,293	$1,102,773
Distributions to partners	(149,963)		(149,963)
Net income/(loss)	(315,069)	(35,008)	(350,077)
BALANCES - DECEMBER 31, 2006	$ 399,448	$203,285	$ 602,733

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (350,077)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in securities owned, at fair market value	692,543
Decrease in clearing deposits	12,472
Increase in cash reserved for the exclusive benefit of customers	(2,000)
Increase in prepaid expenses	(600)
Increase in amount due from clearing broker	(25,246)
Increase in accounts payable and accrued expenses	947
Increase in securities sold, not yet purchased	985
Decrease in amount due to clearing broker	(14,931)
Total Adjustments	664,170
NET CASH PROVIDED BY OPERATING ACTIVITIES	314,093
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to partners	(149,963)
Repayment of loan to partner	(163,226)
NET CASH USED IN FINANCING ACTIVITIES	(313,189)
NET INCREASE IN CASH	904
CASH – January 1, 2006	33,838
CASH – December 31, 2006	$ 34,742

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

J. W. Korth & Company Limited Partnership (the "Partnership") was organized under the Michigan Revised Uniform Limited Partnership Act, as amended, for the purpose of operating as a full service investment banking firm. The general partner and limited partner share in the profits and losses of the Partnership in proportion to their respective interests in the Partnership, except for guaranteed payments to the general partner. A limited partner's loss is limited to the amount of his or her investment. Unless sooner terminated by law or as provided in the Limited Partnership Agreement, the Partnership will terminate on December 31, 2040.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. The risk of loss on unsettled transactions is the same as settled transactions and relates to the customer's or broker's inability to meet the terms of their contract. Securities owned and sold, not yet purchased, are valued at market and unrealized gains and losses are included in net income.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or loses are proportionately allocated to the partners based upon their ownership interests.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH RESERVE FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $2,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain "Net Capital" equal to the

NOTE 3 - NET CAPITAL REQUIREMENT (Continued)

greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Partnership's "Net Capital" was $538,272 and "Required Net Capital" was $250,000. The ratio of "Aggregate Indebtedness" to "Net Capital" should not exceed 15 to 1. At December 31, 2006, the Partnership's ratio was .01 to 1.

NOTE 4 - COMMITMENTS

The Partnership leases office space under an operating lease which expires September 14, 2007. The future minimum lease payment for the period January 1, 2007 to September 14, 2007 is $30,250.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash investments and positions held in securities.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

Sales of securities sold, not yet purchased, represent an obligation of the Partnership to deliver specified securities at a predetermined date and price. The Partnership is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts due to broker are secured by the underlying investments held by the Partnership.

The Partnership maintains a cash balance in a financial institution located in Michigan. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Partnership had no uninsured cash balances in financial institutions.

The NASD requires the Partnership to maintain a reserve account for the exclusive benefit of its customers. The funds are currently being held in a checking account at a financial institution in Miami, Florida.

NOTE 6 - CLEARING ARRANGEMENTS

The Partnership clears on a fully-disclosed basis through ADP Clearing and North American Clearing. Pursuant to the clearing agreements, the Partnership is required to maintain clearing deposits of $100,000 and $10,000, respectively with the clearing brokers/dealers. The clearing deposit with ADP Clearing is $100,616 including accrued interest. A money market account with North American Clearing maintains a $10,000 clearing deposit.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total partners' equity qualified for net capital	$602,733
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	602,733
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	10,200
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	592,533
HAIRCUTS ON SECURITIES	54,261
NET CAPITAL	538,272
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$288,272
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$6,255
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.01 to 1

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Partnership had no liability subordinated to claims of general creditors as of January 1, 2006. In addition, there were none in existence during the year ended December 31, 2006 and, accordingly, there are no changes to report.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

J. W. Korth & Company Limited Partnership is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Partnership did not hold customers' funds or securities. J. W. Korth & Company Limited Partnership was in compliance with the conditions of exemption.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

As of December 31, 2006, J. W. Korth & Company Limited Partnership had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 7, 2007

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

General and Limited Partners
J. W. Korth & Company Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of J. W. Korth & Company Limited Partnership for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the partners, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and shall not be used by anyone other than those specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

END